Exhibit 1

January 22, 1997



RE:  Decade Companies Income Properties

Dear Investor:

As previously discussed in our letters dated December 5, 1996 and January 18, 1997, the quarterly cash distributions will resume. The cash distribution for the third quarter of 1996 was suspended during the tender offer due to the uncertainty of how many partners would tender their Interest and to accumulate cash in case many partners decided to tender their Interests. The quarterly cash distributions have resumed at the same level as before the tender offer.

We are pleased to make a cash distribution to all partners for the quarter ended December 31, 1996. Enclosed herewith is a check for your pro-rata share in the amount of $12.50 per limited partnership Interest. (The check for IRA's and other qualified plans has been mailed directly o your trustee; a pink copy of the check is enclosed for your records). With this cash distribution the Partnership has distributed to you between 56.6% and 71.7% of your original investment depending upon the date that you made your investment in the original offering.

The annual audit of the books and records for 1996 is under way.
We expect to mail you 1996 Schedule K-1 (Form 1065) in February.

The next cash distribution for the quarter ended March 31, 1997 is scheduled to be mailed on April 25, 1997.

If you have not yet voted on the proposed Amendment to the Limited Partnership Agreement, we encourage you to do so. The proposed Amendment is designed to grant partners additional rights, subject to certain terms and conditions discussed in detail in the proxy statement dated January 4, 1997. The General Partner recommends that you vote for the proposed Amendment.

Should you have any questions or concerns about the proposed
Amendment, please feel free to call me at (414) 792-9200.

Very truly yours,

/s/ Michael Sweet

Michael Sweet
Partnership Manager

Ms/mt

Enclosure